EXHIBIT b.4

                           THIRD AMENDMENT TO BYLAWS



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                        THIRD AMENDMENT TO THE BYLAWS OF
                                  JANUS ADVISER

Pursuant to the authority granted by Article III, Section 3.2 of Janus Adviser's ("JET") Amended and Restated Trust Instrument dated May 9, 2003, as may be amended or supplemented from time to time; by Article VIII, Section 1 of JET's Bylaws; and by an affirmative unanimous vote of the Board of Trustees of JET present at a meeting duly called, convened and held on April 28, 2005, JET's Bylaws are amended as follows:

ARTICLE III IS AMENDED BY ADDING A NEW SECTION 8 AS FOLLOWS:

Section 8. Chairperson of the Committee. A Trustee serving as Chairperson of any Committee of the Trustees shall not be subject to any greater liability, nor subject to any higher standard or duty, than that to which he or she would be subject if not serving as Chairperson of that Committee.